Exhibit 99.1

Canopy Growth Reports Second Quarter Fiscal 2020 Financial Results

SMITHS FALLS, ON, Nov. 14, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) today announced its financial results for the second quarter ended September 30, 2019. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated. This press release is intended to be read in conjunction with the Company's Condensed Interim Consolidated Financial Statements and Management Discussion & Analysis for the three and six months ended September 30, 2019, which will be filed on SEDAR (www.sedar.com) and will be available at www.canopygrowth.com.

Key highlights include:

  The company has established leading market share across the country including a noteworthy share of over 35% in Alberta, Canada's most developed provincial recreational market.
  Consumer demand for cannabis continues to increase versus Q1 2020 with Company-owned recreational same-store sales growth of 17% and global medical organic growth of 23%.
  More than 30 SKUs submitted to Health Canada for Cannabis 2.0 products across chocolate, vapes, and beverage formats.
  As part of a management-initiated portfolio review, the Company has taken a restructuring charge of $32.7 million for returns, return provisions, and pricing allowances primarily related to its softgel & oil portfolio. Additionally, management has recorded an inventory charge of $15.9 million to align the portfolio with the new strategy. This new strategy includes new retail pricing architecture, a rationalized package assortment, and a focused marketing/educational strategy to further develop this category. The Q2 2020 gross margin impact of the portfolio restructuring costs is $40.4 million. With this acute restructuring charge, management believes that current inventory levels both internally and externally are in-line with demand forecasts.
  Consolidated Q2 2020 gross revenue, excluding the portfolio restructuring costs, was up 6% to $118.3 million including increases from full-quarter benefits of the C3 and ThisWorks acquisitions (flat excluding incremental revenue from acquisitions). Net of the portfolio restructuring costs, revenue was $76.6 million, a decrease of 15% over Q1 2020.
  Cannabis gross revenues for Q2 2020, excluding the portfolio restructuring costs, was $94.7 million, an increase of 2% over Q1 2020.
  The Company ended Q2 2020 with $2.7 billion in cash and cash equivalents and marketable securities available for sale, with its Canadian Infrastructure and global M&A programs substantially completed.

Management Commentary

"The last two quarters have been challenging for the Canadian cannabis sector as provinces have reduced purchases to lower inventory levels, retail store openings have fallen short of expectations, and Cannabis 2.0 products are yet to come to market," said Mark Zekulin, CEO, Canopy Growth. "However, we believe these conditions are a short-term headwind in what is a brand-new industry, and Canopy continues to be best positioned with cash-on-hand, a world-class infrastructure, and a portfolio of intellectual property to deliver sustained, long-term market leadership."

Added Zekulin: "We took the necessary steps to address inventory levels on our oils and softgels; looking beyond this, the fundamentals are strong: our retail store sales are growing on an overall and same-store basis, our Canadian medical revenues are up, and international medical sales are growing on both an organic and inorganic basis.  And, even though revenue is muted during the quarter due to the restructuring charge, actual cannabis shipments grew quarter-over-quarter, which is a great accomplishment in light of the inventory reset that's occurring at the provinces.   We believe our fundamentals are strong and are confident we're moving in the right direction."

"After five years of investment in market research, product development, product marketing, production engineering, as well as production facility design, construction and qualification, we are ready to bring our Cannabis 2.0 product offerings to market," said Zekulin.  "This marks the end of significant expansion investments in Canada and we are confident that the high quality, differentiated beverage, vape and edible products that we are bringing to market combined with a retail channel that we expect to grow significantly next fiscal year, will drive the next leg of growth for our business."

Second Quarter Fiscal 2020 Financial and Operational Summary

(CDN millions, except where indicated)	Q2 2020	Q1 2020	% Change	Q2 2019	% Change
		(Restated1)		(Restated1)
Gross revenue excluding other revenue adjustments	$118.3	$111.4	6%	$23.3	408%
Other revenue adjustments[2]	$32.7	$8.0	309%	$-	NM
Excise taxes	$9.0	$12.9	-30%	$-	NM
Net revenue[3]	$76.6	$90.5	-15%	$23.3	229%

Gross margin percentage, before fair value impacts in cost of sales[4]	-13%	19%	-32%	33%	-46%
Operating expenses[5]	$269.4	$233.3	15%	$181.8	48%
Adjusted EBITDA[6]	$(155.7)	$(92.0)	69%	$(61.9)	152%
Attributed as follows:
- Operations and corporate overhead	$(109.0)	$(57.8)	89%	$(50.6)	115%
- Strategic investments and business development	$(36.2)	$(18.0)	101%	$(4.3)	742%
- Non-operating or under-utilized facilities	$(10.5)	$(16.2)	-35%	$(7.0)	50%

Net loss	$(374.6)	$(1,281.2)	-71%	$(330.6)	13%
Loss on extinguishment of warrants[7]	$-	$(1,176.4)	-100%	$-	NM
Kilograms harvested (kilograms)	40,570	40,960	-1%	15,217	167%
(CDN millions, except where indicated)	Q2 2020	Q1 2020	% Change	Q4 2019	% Change

Cash, cash equivalents and marketable securities	$2,736.2	$3,140.9	-13%	$4,515.0	-39%
Inventory	$461.8	$393.7	17%	$262.1	76%
NM = Not Meaningful
[1] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments in the three months ended September 30, 2019.
[2] Other revenue adjustments represent the Company's determination of returns and pricing adjustments, and which primarily relate to oils and softgels.
[3] Includes other revenue adjustments, and the impact from other revenue adjustments on excise taxes.
[4] Gross margin percentage, before fair value impacts in cost of sales, is a non-IFRS measure. See "Non-IFRS Measures" below.
[5] Includes share-based compensation expense and depreciation and amortization, both of which are non-cash expenses.
[6] Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Measures" below.
[7] Relates to a non-cash loss on the extinguishment of warrants held by Constellation upon the amendment of the Investor Rights Agreement between Canopy Growth and Constellation.

Second Quarter Fiscal 2020 Revenue Highlights

(CDN millions, except where indicated)	Q2 2020	Q1 2020	% Change	Q2 2019	% Change
Canadian recreational cannabis
- Business to business[1]	$49.4	$58.4	-15%	$-	NM
Canadian recreational cannabis
- Business to consumer	$13.1	$10.6	24%	$-	NM
Canadian medical cannabis	$14.1	$13.1	8%	$19.9	-29%
Canadian cannabis	$76.6	$82.1	-7%	$19.9	285%
International medical cannabis	$18.1	$10.5	72%	$2.2	723%
Cannabis gross revenue excluding other revenue adjustments	$94.7	$92.6	2%	$22.1	329%
Other revenue	$23.6	$18.8	26%	$1.2	1867%
Gross revenue excluding other revenue adjustments	$118.3	$111.4	6%	$23.3	408%
Other revenue adjustments[2]	$32.7	$8.0	309%	$-	NM
Excise taxes[3]	$9.0	$12.9	-30%	$-	NM
Net revenue	$76.6	$90.5	-15%	$23.3	229%
[1] Excludes the impact of other revenue adjustments.
[2] Other revenue adjustments represent the Company's determination of returns and pricing adjustments, and which primarily relate to oils and softgels.
[3] Excise taxes is presented net of the impact from other revenue adjustments.

Second Quarter Fiscal 2020 Product Sales Highlights

(CDN millions, except where indicated)	Q2 2020	Q1 2020	% Change	Q2 2019	% Change
Recreational - Business to business
Dry cannabis sales (kilograms)	7,497	6,881	9%	-	NM
Dry cannabis revenue	$47.4	$51.5	-8%	$-	NM
Cannabis oil and softgels sales (kilogram equivalents)	259	1,288	-80%	-	NM
Cannabis oil and softgels revenue excluding other revenue adjustments	$2.0	$6.9	-71%	$-	NM
Other revenue adjustments[1]	$(32.7)	$(8.0)	309%	$-	NM

Recreational - Business to consumer
Dry cannabis sales (kilograms)	1,064	792	34%	-	NM
Dry cannabis revenue	$11.6	$9.3	25%	$-	NM
Cannabis oil and softgels sales (kilogram equivalents)	98	99	-1%	-	NM
Cannabis oil and softgels revenue	$1.5	$1.3	15%	$-	NM

Medical
Dry cannabis sales (kilograms)	998	807	24%	1,698	-41%
Dry cannabis revenue	$9.6	$7.2	33%	$14.7	-35%
Cannabis oil and softgels sales (kilogram equivalents)	997	682	46%	499	100%
Cannabis oil and softgels revenue	$22.6	$16.4	38%	$7.4	205%
[1] Other revenue adjustments represent the Company's determination of returns and pricing adjustments, and which primarily relate to oils and softgels.

We sold 10,913 kilograms and kilogram equivalents of cannabis products during Q2 2020, an increase of 3% from the previous quarter. Total gross revenue for Q2 2020, before portfolio restructuring costs, was  $118.3 million.

Gross revenue of $32.2 million was generated in the medical channel in Q2 2020, as sales increased 34% from the previous quarter to 1,995 kilogram and kilogram equivalents. Oils and softgels represented 50% of our medical sales during the quarter. Canadian medical cannabis gross revenue increased 8% from Q1 2020 to $14.1 million in Q2 2020, as our larger harvests in recent months, the broadening of our brand and product offerings for our medical customers, and an increase in the number of patients registered with Spectrum Therapeutics to 75,600 at September 30, 2019 have resulted in sequential improvements in the number of orders placed by our customers and growth in our revenue during the quarter.

International medical cannabis gross revenue was $18.1 million in Q2 2020, with the 72% growth driven primarily by the acquisition in May 2019 of C3, which contributed a full quarter of revenue in the amount of $14.0 million to our results in Q2 2020. Additionally, our German medical business returned to growth in Q2 2020 as we resolved the supply constraints experienced in previous quarters which led to notable shipments to Germany in July and early August 2019.  Cannabis now on hand today in our German facility and held in inventory by German pharmacy customers may serve the partial needs of Q3 2020. While management is very confident in the sustained growth of the German market over the long term, management does not expect this level of growth to repeat in Q3 2020.

Gross revenue from the Canadian recreational channel in Q2 2020 was $29.8 million and reflects portfolio restructuring costs of $32.7 million. Revenue of $13.1 million was generated in the business-to-consumer retail channel, representing sequential growth of 24% from the previous quarter as we continue to build-out our retail store platform across Canada. At the time of this release we have 27 retail stores open across Canada, operating under the Tweed or Tokyo Smoke banner. Gross revenue from the business-to-business channel was $16.7 million, reflecting the portfolio restructuring costs as described above. Solid product inventory levels at Canopy in the second half of the quarter, supplied by our large harvest in the first quarter, helped drive strong shipment velocities of dried flower and pre-rolled joints across our Canadian recreational channels. This resulted in dried bud shipments up 12% quarter over quarter. Revenue from the sale of our dry bud products was $59.0 million in Q2 2020 and included revenue of $7.8 million on sales 1.2 million higher-margin pre-rolled cannabis products.

Other revenue was $23.6 million in Q2 2020, an increase from $18.8 million in the previous quarter which was attributable to the acquisition of This Works, which contributed a full quarter of revenue in Q2 2020, and revenue from other strategic sources including extraction services and clinic partners.

Second Quarter Fiscal 2020 Gross Margin (before the fair value impacts in cost of sales) Overview (See Non-IFRS Measures)

Our reported gross margin before fair value impacts in cost of sales was negative 13% of net revenue in Q2 2020.  Gross margin before fair value impacts in cost of sales was 38% for Q2 2020 when adjusted for the following items: (1) operating costs of $10.5 million relating to facilities that were not yet cultivating cannabis, were under-utilized, or were not yet producing cannabis-related products, (2) the impact of $9.2 million on gross margin of the portfolio restructuring costs, as described above, (3) a charge for excess finished recreational cannabis inventory of $15.9 million resulting from our assessment of current and forecasted "sell-in" rates of certain oil and softgel products, as described above, and (4) other adjustments related to the net realizable value of inventory.

We continue to build high-quality, dried flower inventory that we believe will be necessary to meet the increased demand that will be generated by growth in the recreational cannabis retail platform across Canada over the next 12 to 18 months, particularly in the province of Ontario. As the Company nears completion of its expansion program in Canada, we expect our gross margins to continue to improve in the coming quarters when all of the cultivation and processing are in use and approaching planned capacity.

Second Quarter Fiscal 2020 Operating Expense Summary

(CDN millions, except where indicated)	Q2 2020	Q1 2020	% Change	Q2 2019	% Change
		(Restated1)		(Restated1)
Sales and marketing	$60.5	$49.2	23%	$40.2	50%
Research and development	$11.9	$8.5	40%	$1.9	526%
General and administration	$87.9	$62.3	41%	$37.1	137%
Acquisition-related costs	$2.6	$13.2	-80%	$3.2	-19%
Share-based compensation expense[2]	$92.9	$87.3	6%	$95.8	-3%
Depreciation and amortization[2]	$13.6	$12.8	6%	$3.6	278%
Total	$269.4	$233.3	15%	$181.8	48%
[1] Refer to Note 2(d) of the Interim Financial Statements for further details on the impact of the change in accounting policy with respect to royalty payments in the three months ended September 30, 2019.
[2] Share-based compensation expense and depreciation and amortization are non-cash expenses.

The increase in sales and marketing expense in Q2 2020 over the previous quarter was primarily due to pre-revenue investments in brand awareness, product marketing and consumer education initiatives focused on preparation for the launch of our Cannabis 2.0 products in Canada, and the rollout of CBD products in the United States and other international markets in the coming months. Staffing costs also increased as we continue to enhance our marketing and sales capabilities in the Canadian, United States, and international markets, and as we build-out our network of Tweed and Tokyo Smoke-branded retail stores in Canada.

The increase in research and development expense in Q2 2020 over the previous quarter was due our investment in new research and development efforts. Included in this are costs associated with hiring researchers and engineers, in the areas of vaporizers and vape research and development, new cannabis-based product form factors, including beverages and edibles, plant genetics, applied technology and cannabis-based medical therapy clinical research. As a result, we incurred higher compensation costs associated with the teams conducting research and development activities, costs associated with advanced product and system development and testing, as well as costs associated with conducting external laboratory testing and clinical trials for CBD-based human and animal health products.

General and administration expense increased in Q2 2020 over the previous quarter due to an increase in costs associated with enhancing our finance and information technology capabilities, higher public company compliance and regulatory requirements, losses incurred related to legal disputes with a third-party supplier, losses associated with additional reserves on onerous retail lease obligations which were driven by an overall softening of the retail real estate market in Canada, and other pre-revenue administrative costs associated with expanding our operations.

The increase in share-based compensation expense is primarily attributable to the continued increase in the number of stock options granted to employees, which is primarily related to the increase in the number of employees of the Company from approximately 2,000 at September 30, 2018 to approximately 4,550 at September 30, 2019. The number of outstanding stock options increased from 22.2 million at September 30, 2018 to 32.9 million at September 30, 2019.  The Company has re-structured its formula for granting options, as part of a broader total rewards assessment to ensure overall compensation structures reflect the Company's size and maturity.

Second Quarter Fiscal 2020 Adjusted EBITDA summary (See Non-IFRS Measures)

Adjusted EBITDA in Q2 2020 amounted to a loss of $155.7 million, reflecting continuing losses in our core operations in Canada and Europe as we scale as a new business serving a completely new sector, make investments ahead of revenue in many new markets around the world, and make investments in research and development that we believe will generate future value as we build a portfolio of intellectual property that can be used to generate new profit streams in the future. We believe these pre-revenue investments are necessary to position Canopy Growth to generate a significant and sustained increase in shareholder value over the long-term.

Total other expense, net was $109.3 million in Q2 2020 as compared to $1,143.7 million in Q1 2020. The other expense amount recorded in Q1 2020 is reflective of the loss on extinguishment of the warrants held by Constellation, as discussed in our Q1 2020 earnings release.

Second Quarter Fiscal 2020 Earnings Summary

(CDN millions, except where indicated)	Q2 2020	Q1 2020	% Change	Q2 2019	% Change
Adjusted EBITDA[1]	$(155.7)	$(92.0)	69%	$(61.9)	152%
Attributed as follows:
- Operations and corporate overhead	$(109.0)	$(57.8)	89%	$(50.6)	115%
- Strategic investments and business Development	$(36.2)	$(18.0)	101%	$(4.3)	742%
- Non-operating or under-utilized facilities	$(10.5)	$(16.2)	-35%	$(7.0)	50%

Net loss	$(374.6)	$(1,281.2)	-71%	$(330.6)	13%
Net loss per share (basic and diluted)	$(1.08)	$(3.70)	-71%	$(1.52)	-29%
[1] Adjusted EBITDA is a non-IFRS measure. See "Non-IFRS Measures" below.

Second Quarter Fiscal 2020 Balance Sheet and Cash Flow Summary

At September 30, 2019, the Company's cash and cash equivalents available and marketable securities totaled $2.7 billion, representing a decrease of $404.7 million from June 30, 2019.  The primary uses of cash during the quarter were for our operations, as reflected in the Adjusted EBITDA loss for the quarter, and capital spending of $228.3 million as we near completion of the build-out of our infrastructure in Canada, most notably the construction of purpose-built, highly-scalable advanced manufacturing and beverage production facilities.

Inventory at September 30, 2019 amounted to $461.8 million (March 31, 2018 - $262.1 million), including $131.5 million in finished goods and $280.1 million of work-in-process.

The unaudited Consolidated Financial Statements and Management's Discussion and Analysis for the three and six months ended September 30, 2019 will be filed on SEDAR, and will be available at www.sedar.com. The basis of financial reporting in the Unaudited Condensed Consolidated Financial Statements and Management's Discussion and Analysis is in thousands of Canadian dollars, unless otherwise indicated.

Non-IFRS Measures

Gross margin percentage, before fair value impacts in cost of sales, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  This measure is calculated as net revenue less inventory production costs expensed to cost of sales, divided by net revenue, and may be computed from the consolidated statements of operations presented within this news release.

Adjusted EBITDA, a non-IFRS measure, is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA is calculated as earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs. The Company attributes Adjusted EBITDA to its operations and corporate overhead, strategic investments and business developments, and non-operating or under-utilized facilities. The Adjusted EBITDA reconciliation is presented within this news release and explained in Management's Discussion & Analysis under "Adjusted EBITDA (Non-IFRS Measure)", a copy of which will be filed on SEDAR.

Transition to U.S. GAAP Reporting

As part of our U.S. financial reporting requirements, Canopy Growth confirmed that, as of September 30, 2019, it no longer met the criteria for qualification as a foreign private issuer because (1) more than 50% of the outstanding voting securities are held by residents of the United States, and (2) the majority of Canopy Growth's directors are United States citizens.

Therefore, as of April 1, 2020 Canopy Growth will be considered a United States domestic issuer and a large accelerated filer. As a result of this change, Canopy Growth will be required to issue its consolidated financial statements in conformity with accounting principles generally accepted in the United States, and provide an auditor attestation report under Section 404(b) of the Sarbanes-Oxley Act.

Webcast and Conference Call Information
The Company will host a conference call and audio webcast with Mark Zekulin, CEO and Mike Lee, CFO at 8:30 AM Eastern Time on November 14, 2019.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/2118418/9F112F44A037BCC4D081CBECAF10EA1E

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number: (647) 427-7450
Conference ID: 3878046

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on February 14, 2020.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 3878046

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 5.2 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the Company's expectations with respect to future harvests, the Company's expectation for additional finished inventory available for sale in future quarters, bringing CBD products to market by the end of fiscal 2020, the accelerated market expansion for Acreage, the anticipated benefits of the rebranding of Spectrum Therapeutics on the Company's market share, the potential opportunity for cannabis products in Europe and the anticipated Increase in Canadian and Danish product availability, the anticipated increased sales from Storz & Bickel, the expectation that facilities will be fully operational in the months ahead, the launch of new CBD consumer products and brands in fiscal 2020, the timing for implementation of the transaction with Acreage. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including changes in laws, regulations and guidelines; compliance with laws; international laws; operational, regulatory and other risks; execution of business strategy; management of growth; difficulty to forecast; reliance on licences; risks inherent in an agricultural business; contracts with provincial and territorial governments; constraints on marketing products; risks inherent in acquisitions and investments; expansion into foreign jurisdictions; governmental regulations; cannabis is a controlled substance in the United States; Farm Bill risks; assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory and court approvals for the transaction with Acreage; and such risks contained in the Company's management information circular of the Company dated May 17, 2019 and in the annual information form dated June 24, 2019 and filed with Canadian securities regulators and available on the Company's issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	September 30,	March 31,
(Expressed in CDN $000's)	2019	2019

Assets
Current assets
Cash and cash equivalents	$1,102,464	$2,480,830
Marketable securities	1,633,692	2,034,133
Amounts receivable	107,487	106,974
Biological assets	110,347	78,975
Inventory	461,757	262,105
Prepaid expenses and other current assets	152,761	107,123
	3,568,508	5,070,140

Investments in equity method investees	113,046	112,385
Other financial assets	449,028	363,427
Property, plant and equipment	1,633,303	1,096,340
Intangible assets	514,033	519,556
Goodwill	1,912,484	1,544,055
Other long-term assets	34,781	25,902

	$8,225,183	$8,731,805

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$286,862	$226,533
Current portion of long-term debt	14,115	103,716
Other current liabilities	124,853	81,414
	425,830	411,663

Long-term debt	590,373	842,259
Deferred tax liability	91,026	96,031
Share repurchase credit liability	1,288,079	-
Other long-term liabilities	207,183	140,404

	2,602,491	1,490,357

Shareholders' equity
Share capital	6,331,325	6,026,618
Other reserves	2,756,749	1,673,472
Accumulated other comprehensive income	(29,064)	28,630
Deficit	(3,707,022)	(777,087)

Equity attributable to Canopy Growth Corporation	5,351,988	6,951,633

Non-controlling interests	270,704	289,815

Total equity	5,622,692	7,241,448

	$8,225,183	$8,731,805

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
UNAUDITED	Three months ended		Six months ended
	September 30,	September 30,	September 30,	September 30,
(Expressed in CDN $000's except share amounts)	2019	2018	2019	2018
		(Restated - see note 2(d))	(Restated - see note 2(d))

Revenue	$85,621	$23,327	$189,012	$49,243
Excise taxes	9,008	-	21,917	-

Net revenue	76,613	23,327	167,095	49,243

Inventory production costs expensed to cost of sales	86,321	15,624	159,503	29,029

Gross margin before the undernoted	(9,708)	7,703	7,592	20,214

Fair value changes in biological assets included in inventory sold and other charges	69,089	51,496	115,219	77,884
Unrealized gain on changes in fair value of biological assets	(82,320)	(10,944)	(221,339)	(68,233)

Gross margin	3,523	(32,849)	113,712	10,563

Sales and marketing	60,483	40,182	109,710	58,875
Research and development	11,922	1,944	20,396	2,700
General and administration	87,861	37,101	150,132	56,689
Acquisition-related costs	2,562	3,202	15,744	5,086
Share-based compensation expense	83,767	45,025	160,848	68,097
Share-based compensation expense related to acquisition milestones	9,114	50,730	19,395	57,825
Depreciation and amortization	13,644	3,595	26,423	6,625

Operating expenses	269,353	181,779	502,648	255,897

Loss from operations	(265,830)	(214,628)	(388,936)	(245,334)

Loss on extinguishment of warrants	-	-	(1,176,350)	-
Other income (expense), net	(109,283)	(115,702)	(76,662)	(178,697)
Total other income (expense), net	(109,283)	(115,702)	(1,253,012)	(178,697)

Loss before income taxes	(375,113)	(330,330)	(1,641,948)	(424,031)

Income tax recovery (expense)	493	(284)	(13,840)	2,439

Net loss	$(374,620)	$(330,614)	$(1,655,788)	$(421,592)

Net (loss) income attributable to:
Canopy Growth Corporation	$(374,184)	$(337,136)	$(1,657,239)	$(417,413)
Non-controlling interests	(436)	6,522	1,451	(4,179)
	$(374,620)	$(330,614)	$(1,655,788)	$(421,592)

Net loss per share, basic and diluted
Net loss per share:	$(1.08)	$(1.52)	$(4.79)	$(1.98)
Weighted average number of outstanding common shares:	347,226,921	221,725,511	346,028,903	210,972,889

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
UNAUDITED	September 30,	September 30,
(Expressed in CDN $000's)	2019	2018

Net inflow (outflow) of cash related to the following activities:

Operating
Net loss	$(1,655,788)	$(421,592)
Adjustments for:
Depreciation of property, plant and equipment	35,309	10,446
Amortization of intangible assets	15,955	5,236
Share of loss on equity investments	4,004	6,932
Fair value changes in biological assets included in inventory sold and other charges	115,219	77,884
Unrealized gain on changes in fair value of biological assets	(221,339)	(68,233)
Share-based compensation	180,243	130,596
Other assets	(23)	(18,810)
Loss on extinguishment of warrants	1,176,350	-
Other income and expense	104,909	171,109
Income tax (recovery) expense	13,840	(2,439)
Non-cash foreign currency	(1,463)	(410)
Changes in non-cash operating working capital items	(126,551)	(88,855)

Net cash used in operating activities	(359,335)	(198,136)

Investing
Purchases and deposits of property, plant and equipment	(440,150)	(293,179)
Purchases of intangible assets	(3,614)	(6,340)
Redemption (purchase) of marketable securities, net	388,027	(2,829)
Investments in equity method investees	(4,719)	(42,439)
Investments in other financial assets	(36,423)	(29,695)
Premium paid for Acreage Call Option	(395,190)	-
Net cash outflow on acquisition of non-controlling interests	-	(1,999)
Net cash outflow on acquisition of subsidiaries	(421,952)	427
Change in acquisition related liabilities	(21,447)	-

Net cash used in investing activities	(935,468)	(376,054)

Financing
Payment of share issue costs	(129)	(6,819)
Proceeds from issuance of shares by Canopy Rivers	156	91,218
Proceeds from exercise of stock options	36,023	13,626
Proceeds from exercise of warrants	446	133
Issuance of long-term debt	5,278	600,000
Payment of long-term debt issue costs	-	(16,380)
Payment of interest on long-term debt	(12,750)	-
Repayment of long-term debt	(104,282)	(747)

Net cash (used) provided by financing activities	(75,258)	681,031

Effect of exchange rate changes on cash and cash equivalents	(8,305)	-

Net cash (outflow) inflow	(1,378,366)	106,841
Cash and cash equivalents, beginning of period	2,480,830	322,560

Cash and cash equivalents, end of period	$1,102,464	$429,401

Adjusted EBITDA[1] Non-IFRS Measure	Three months ended
(In CDN$000's)	September 30, 2019	September 30, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(265,830)	$(214,628)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	69,089	51,496
Unrealized gain on changes in fair value of biological assets	(82,320)	(10,944)
	(13,231)	40,552
Share-based compensation expense (per statements of cash flows)	92,881	99,556
Acquisition-related costs	2,562	3,202
Depreciation and amortization (per statements of cash flows)	27,873	9,389
	123,316	112,147
Adjusted EBITDA	$(155,745)	$(61,929)

	Six months ended
(In CDN$000's)	September 30, 2019	September 30, 2018

Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(388,936)	$(245,334)

IFRS fair value accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other charges	115,219	77,884
Unrealized gain on changes in fair value of biological assets	(221,339)	(68,233)
	(106,120)	9,651
Share-based compensation expense (per statements of cash flows)	180,243	130,507
Acquisition-related costs	15,744	5,086
Depreciation and amortization (per statements of cash flows)	51,264	15,682
	247,251	151,275
Adjusted EBITDA	$(247,805)	$(84,408)

[1] Adjusted EBITDA is earnings before interest, tax, depreciation and amortization, share-based compensation expense, fair value changes and other non-cash items, and further adjusted to remove acquisition-related costs.

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SOURCE Canopy Growth Corporation

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 06:30e 14-NOV-19